SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 5 March, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



March 5, 2007

                     BP TO PURCHASE CHEVRON'S MANUFACTURING
                          BUSINESS IN THE NETHERLANDS

BP announced today that it has agreed to purchase Chevron's Netherlands manufacturing company, Texaco Raffinaderij Pernis B.V., for around $900 million, excluding working capital and hydrocarbon inventory. As a result of the deal, BP will acquire Chevron's 31 per cent minority shareholding in the Netherlands Refining Company (Nerefco), Chevron's stake in the jointly owned wind farm located at the refinery and their shareholdings in the nearby TEAM crude oil terminal and storage facility and a number of associated pipelines.

On completion of the transaction, which is expected during the first half of the year subject to the required regulatory approvals, Nerefco Refinery, which is located in Europoort, Rotterdam, will become a 100 per cent BP owned asset.

"Nerefco is a large, flexible refinery that is ideally configured to serve the growing demands for clean transport fuels, particularly diesel, throughout Europe," says John Manzoni, chief executive of BP refining and marketing. "As sole owners we will be able to simplify the existing operations which were designed to meet the individual requirements of each party."

Nerefco has a crude distillation capacity of 400,000 barrels a day, one of the largest in Europe, and can export products worldwide in addition to serving European markets. The transaction is not expected to have any impact on day to day operations at the refinery or on its employees.

Notes to Editors:

.. BP currently owns or has shareholdings in eight European refineries, giving it a total crude distillation capacity of 926,000 barrels a day.

.. BP recently announced that it has agreed to sell its Coryton refinery in the UK with a crude distillation capacity of 172,000 barrels a day, to Petroplus Holdings AG for $1.4 billion.

.. Once the sale of Coryton and the acquisition of Chevron's shareholding in Nerefco are completed, BP will have an interest in seven European refineries and a crude distillation capacity of 878,000 barrels a day.

Further information:

BP Press Office, London, tel: +44 (0)207 496 4358

- ENDS -



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 5 March, 2007                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary